

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2024

Aemish Shah
Chief Executive Officer
Northern Revival Acquisition Corporation
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

      Re: Northern Revival Acquisition Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed October 11, 2024
          File No. 001-39970

Dear Aemish Shah:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Ben Smolij, Esq.